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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               October 27, 2003

                        Commission File number: 2-6860

                                JUPITERS LIMITED
                     -----------------------------------
                              NAME OF YOUR COMPANY

                             Level 9, Niecon Tower
                               17 Victoria Avenue
                                 P.O. Box 1400
                              Broadbeach, QLD 4218
                                   Australia
             ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F     X            Form 40-F
                                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                       No
                                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               JUPITERS LIMITED


                                               By: /s/Laurence Martin Carsley
                                                   ---------------------------
                                                   Laurence Martin Carsley
DATE: October 27, 2003                             Company Secretary


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[JUPITERS LIMITED LOGO]                                  JUPITERS LIMITED
                                                         ABN 78 010 741 045
                                                         Level 9, Niecon Tower
                                                         17 Victoria Avenue
                                                         PO Box 1400
                                                         Broadbeach  QLD  4218
                                                         Australia
                                                         Telephone 07 5584 8900
                                                         Facsimile 07 5538 6315




27 October 2003


               SETTLEMENT COMPLETED FOR SALE OF CENTREBET BUSINESS

Further to its advice to ASX of 29 September 2003, Jupiters Limited advises that all conditions required to be met prior to the sale of its Centrebet business have now been fulfilled and settlement has occurred today.

As outlined in the Scheme Booklet distributed to Jupiters' shareholders in September, it is intended to distribute the net proceeds of the sale to holders of Jupiters' ordinary shares by way of a fully franked special dividend, conditional on the Ordinary Share Scheme proceeding.

The dividend is expected to be in the range of 14 to 17 cents per Jupiters' ordinary share, subject to a number of variables which will be determined prior to 13 November 2003, the planned Implementation Date of the merger with TABCORP Holdings Limited. The dividend representing the net Centrebet proceeds will be distributed to Jupiters' shareholders at the Implementation Date, at the same time as the fully franked special dividend of 75 cents per share, which will be paid as part of the merger with TABCORP.

The Ordinary Share Scheme was overwhelmingly approved by shareholders on Friday, 24 October 2003 and only two positive conditions remain to be satisfied, being the approval of the Supreme Court of Queensland and receipt of regulatory approvals. It is expected that both of these conditions will be satisfied by the end of the month.

For further information, please contact:

Mr Rob Hines                                         Mr Chris Photakis
Managing Director & Chief Executive Officer          KPMG
Jupiters Limited                                     (acting for SportOdds)
Ph:  + 617 5584 8900                                 Ph:  + 612 9335 7930

Mr Paul Binsted
Citigroup Global Markets Australia Pty Ltd
(acting for Jupiters Limited)
Ph:  + 612 8225 4672



JUPITERS LIMITED IS A LISTED COMPANY WITH INTERESTS IN TOURISM, LEISURE AND GAMING. IT OWNS JUPITERS CASINO ON THE GOLD COAST, TREASURY CASINO IN BRISBANE, JUPITERS TOWNSVILLE HOTEL AND CASINO AND MARINA. IN ADDITION, THE COMPANY OPERATES KENO IN QUEENSLAND AND NEW SOUTH WALES AND PROVIDES TECHNOLOGY SERVICES. JUPITERS LIMITED IS BASED ON THE GOLD COAST, QUEENSLAND, HAS ALMOST 30,000 INVESTORS IN ORDINARY SHARES, APPROXIMATELY 4,800 JUPITERS RPS SECURITYHOLDERS AND EMPLOYS OVER 5,000 STAFF.


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